The MainStay Funds

Eclipse Funds

Eclipse Funds Inc.

MainStay VP Funds Trust

MainStay Funds Trust

Private Advisors Alternative Strategies Fund

Private Advisors Alternative Strategies Master Fund

51 Madison Avenue

New York, NY 10010

August 2, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: The MainStay Funds (File Nos. 033-02610/811-04550)

Eclipse Funds (File Nos. 033-08865/811-04847)

Eclipse Funds Inc. (File Nos. 033-36962/811-06175)

MainStay VP Funds Trust (File Nos. 002-86082/811-03833-01)

MainStay Funds Trust (File Nos. 333-160918/811-22321)

Private Advisors Alternative Strategies Fund (File Nos. 033-178596/811-22647)

Private Advisors Alternative Strategies Master Fund (File Nos. 033-178597/811-22646)

Dear Sir or Madam:

Please find enclosed for filing on behalf of The MainStay Funds, Eclipse Funds, Eclipse Funds Inc., MainStay VP Funds Trust, and MainStay Funds Trust, registered open–end investment companies, and Private Advisors Alternative Strategies Fund and Private Advisors Alternative Strategies Master Fund, registered closed-end investment companies (collectively, the “Funds”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended:

- A copy of the endorsement to Fidelity Bond No. 82179388, as amended;

- A copy of the resolutions of a majority of the Board of Directors/Trustees who are not "interested persons" of the Funds (as Attachment A);

- A listing of the Rule 17g-1 required coverage amounts (as Attachment B);

- The Funds’ Joint Fidelity Bond Agreement (as Attachment C).

Premiums have been paid for the bond period, January 1, 2012 through January 1, 2013.

There are no other changes to the Fidelity Bond No. 82179388 or other materials filed with the Securities and Exchange Commission in the Funds’ January 13, 2012 and May 24, 2012 filings made pursuant to Rule 17g-1.

No fee is required in connection with this filing. Please direct any questions concerning the filing to the undersigned at 973-394-4432.

Very truly yours,

/s/ Thomas Lynch

Thomas Lynch

Assistant Secretary of the Funds

cc:	J. Kevin Gao, Chief Legal Officer and Secretary of the Funds
Sander Bieber, Esq., Dechert LLP
Steve Cohen, Esq., Dechert LLP

FEDERAL INSURANCE COMPANY
Endorsement No.:	13
Bond Number:	82179388
NAME OF ASSURED: THE MAINSTAY FUNDS, ET AL

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 12 in ITS entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on June 7, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 20, 2012

By
Authorized Representative

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY
Endorsement No:	14
Bond Number:	82179388
NAME OF ASSURED: THE MAINSTAY FUNDS, ET AL

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

THE MAINSTAY FUNDS

ECLIPSE FUNDS

ECLIPSE FUNDS INC.

MAINSTAY FUNDS TRUST

MAINSTAY VP FUNDS TRUST

PRIVATE ADVISORS ALTERNATIVE STRATEGIES FUND

PRIVATE ADVISORS ALTERNATIVE STRATEGIES MASTER FUND

MAINSTAY DEFINEDTERM MUNICIPAL OPPORTUNITIES FUND

This Endorsement applies to loss discovered after 12:01 a.m. on June 7, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 20, 2012

By
Authorized Representative

ICAP Bond

Form 17-02-0949 (Rev. 1-97) Page 1

Attachment A

I hereby certify that the Boards of Directors/Trustees of the Funds (collectively, the “Board of the Funds”), acting by written consent dated June 7, 2012, in lieu of a meeting pursuant to authority contained in the By-Laws of each Fund (“Written Consent”), upon due consideration, did hereby approve, adopt and consent to the following resolutions as actions of the Board of the Funds, which shall have the same force and effect as though adopted at a meeting of the Board of the Funds duly called and legally held:

Approval of the Addition of MainStay DefinedTerm Municipal Opportunities Funds to the Joint Fidelity Bond and Joint Fidelity Bond Agreement of the MainStay Group of Funds

WHEREAS, the Boards of Directors/Trustees of Eclipse Funds, Eclipse Funds Inc., MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds approved the renewal of the existing joint fidelity bond (the “Joint Fidelity Bond”) upon the terms and conditions set forth in the materials provided at a meeting held on December 13-14, 2011 and the Board of Trustees Private Advisors Alternative Strategies Fund and Private Advisors Alternative Strategies Master Fund (the “PA Funds”) approved the addition of the PA Funds to the Joint Fidelity Bond on April 3, 2012;

WHEREAS, the Board of the Funds desires to include the MainStay DefinedTerm Municipal Opportunities Fund as an additional party under the Joint Fidelity Bond and Joint Fidelity Bond Agreement (the “Agreement”);

WHEREAS, the Funds’ insurance broker has confirmed that MainStay DefinedTerm Municipal Opportunities Fund may be added to the Joint Fidelity Bond without any additional premium under the terms of the automatic increase in limits endorsement under the Joint Fidelity Bond;

WHEREAS, the Board of the Funds has given due consideration to all relevant factors, including, but not limited to, the value of the aggregate assets of the MainStay Group of Funds to which any officer or employee may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Funds;

NOW THEREFORE, BE IT

RESOLVED, after consideration of all relevant factors, including, but not limited to, the value of the assets to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of assets, and the nature of the securities in the portfolios, that MainStay DefinedTerm Municipal Opportunities Fund, be and it hereby is added as an additional party to the Joint Fidelity Bond and Agreement; and it is

FURTHER RESOLVED, that the officers of the Funds are severally authorized to maintain such Joint Fidelity Bond in full force and effect, to provide such amounts of coverage thereunder as will comply with Rule 17g-1 of the Investment Company Act of 1940, as amended (“1940 Act”), and all other applicable provisions of the federal securities laws and to take any and all action that any of them may deem advisable to modify such bond further, or to obtain a substitute, supplemental or new fidelity bond from the issuer thereof or any other insurance company which such officers deem duly responsible for the purpose of complying with any requirements that may be promulgated by the U.S. Securities and Exchange Commission or any other authority exercising jurisdiction; and it is

FURTHER RESOLVED, that the officers of the Funds be, and hereby are, authorized to make filings with the Securities and Exchange Commission, in consultation with the Funds’ legal counsel, and to give notices as may be required, from time to time, pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and it is

FURTHER RESOLVED, that the Funds’ officers be, and each of them hereby is, authorized and directed to amend the fidelity bond, in consultation with the Funds’ legal counsel, and to execute such other documents as he or she may deem necessary or appropriate to effect the intent of the foregoing resolutions.

/s/ Thomas Lynch

Thomas Lynch

Assistant Secretary, The MainStay Group of Funds

Attachment B

Trust	Required Limit
MainStay VP Funds Trust	$2,500,000	*
The MainStay Funds	$2,500,000	*
Eclipse Funds Inc.	$1,000,000	*
Eclipse Funds	$1,000,000	*
MainStay Funds Trust	$2,500,000	*
Private Advisors Alternative Strategies Fund	$50,000	**
Private Advisors Alternative Strategies Master Fund	$50,000	**
MainStay DefinedTerm Municipal Opportunities Fund	$50,000	***

* As of January 1, 2012

** As of April 5, 2012

*** As of June 7, 2012

Attachment C

JOINT FIDELITY BOND AGREEMENT

This Agreement is made this 7th day of June, 2012 by and among Eclipse Funds, Eclipse Funds Inc., MainStay Funds Trust, The MainStay Funds, MainStay VP Funds Trust, MainStay DefinedTerm Municipal Opportunities Fund, Private Advisors Alternative Strategies Master Fund and Private Advisors Alternative Strategies Fund on behalf of each of their series (the “Funds”).

WITNESSETH:

WHEREAS, The Funds are management investment companies registered under the Investment Company Act of 1940 (“1940 Act”); and

WHEREAS, each Fund, on behalf of its series, must purchase a bond as required by the 1940 Act and Rule 17g-1 promulgated thereunder under which each such series is a named insured; and

WHEREAS, Rule 17g-1 requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1. Description of Bond. Federal Insurance Company of the Chubb Group of Insurance Companies, a reputable fidelity insurance company authorized to do business in New York, has issued a joint fidelity bond in the amount of $9,500,000 (which may be increased from time to time) which designates each of the Funds and their series as named insureds (“Bond”).

2. Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

3. Term. The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

Eclipse Funds		Eclipse Funds Inc.

By:	/s/ Stephen P. Fisher	By:	/s/ Stephen P. Fisher

Stephen P. Fisher, President		Stephen P. Fisher, President

MainStay Funds Trust		The MainStay Funds

By:	/s/ Stephen P. Fisher	By:	/s/ Stephen P. Fisher

Stephen P. Fisher, President		Stephen P. Fisher, President

MainStay VP Funds Trust		MainStay DefinedTerm Municipal Opportunities Fund

By:	/s/ Stephen P. Fisher	By:	/s/ Stephen P. Fisher

Stephen P. Fisher, President		Stephen P. Fisher, President

Private Advisors Alternative Strategies Master Fund		Private Advisors Alternative Strategies Fund

By:	/s/ Stephen P. Fisher	By:	/s/ Stephen P. Fisher

Stephen P. Fisher, President		Stephen P. Fisher, President

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